UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

 REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 24, 2007

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA

3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, VICTORIA, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

24 July 2007
Number 24/07

BHP BILLITON QUARTERLY REPORT ON
EXPLORATION AND DEVELOPMENT ACTIVITIES
QUARTER ENDED 30 JUNE 2007

This report covers the company's exploration and development activities for the quarter ended 30 June 2007. Unless otherwise stated, BHP Billiton's interest in the projects referred to in this report is 100 per cent and references to project schedules are based on calendar years.

DEVELOPMENT

In July, the Company announced the sanctioning of the Pyrenees Project, an oil and gas project off the west coast of Australia. Progress of Pyrenees will now be reported each quarter.

PROJECT AND OWNERSHIP	SHARE OF APPROVED CAPEX US$M	INITIAL PRODUCTION TARGET DATE	PRODUCTION CAPACITY (100%)	QUARTERLY PROGRESS
Petroleum Projects
Genghis Khan 44% Oil/Gas	365	2H CY07	55,000 barrels of oil per day	On budget. Drilling of first well continued during the quarter.
Atlantis South (US) 44% Oil/Gas	1,500	2H CY07	200,000 barrels of oil and 180 million cubic feet of gas per day

Cost remains under review. Seven development wells are now complete and drilling has commenced on the eighth well. The Balder installation vessel completed 3 flow lines. Commissioning of the production facilities continued.

Neptune (US) 35% Oil/Gas	300	End CY07	50,000 barrels of oil and 50 million cubic feet gas per day

On schedule however drilling and construction costs continue to be under review. The hull and topsides were successfully installed, and flowlines and export lines connected. Four of seven wells have been drilled with one completed.

Stybarrow (Australia) 50% Oil/Gas	380	Q1 CY08	80,000 barrels of oil per day

On schedule. Capital costs increased to $380 million following completion of the review. Three of five producing wells and three of four injector wells have been drilled and completed. Mechanical completion and commissioning of the FPSO topsides and installation of subsea equipment continued during the quarter.

North West Shelf Angel (Australia) 16.67% Oil/Gas	200	End CY08	800 million cubic feet gas per day	On schedule and budget. Topsides and jacket fabrication progressing. Last of 3 wells completed.
North West Shelf Train 5 (Australia)16.67% LNG	300	Late CY08	LNG processing capacity of 4.2 million tpa	On schedule and revised budget as advised by the Operator. All 17 module shipments have been received. Onsite construction and hookup progressing.
Shenzi (US) 44% Oil/Gas	1,940	Mid CY09	100,000 barrels of oil and 50 million cubic feet gas per day	On schedule and budget. Hull and topsides fabrication continues. Drilled second of six development wells to total depth during the quarter.
Minerals Projects
Alumar - Refinery Expansion (Brazil) 36% Alumina	725	Q2 CY09	2 million tpa	On revised schedule and budget. Detailed engineering is nearing completion, with procurement and construction progressing.
Koala Underground (Canada) 80% Diamonds	200	End CY07	3,300 tonnes per day ore processed	On schedule and budget. During the quarter, underground tunnelling completed for critical access. Procurement is almost complete and engineering is complete with the exception of construction support.
Ravensthorpe (Australia) 100% Nickel	2,200	Q1 CY08	Up to 50,000 tpa contained nickel in concentrate

On revised schedule and budget. Construction is nearing completion. Pre-commissioning is more than 40% complete and wet commissioning is under way in the front end of the process plant. Process commissioning is in progress throughout the utilities areas.

Yabulu (Australia) 100% Nickel	556	Q1 CY08	45,000 tpa nickel	On revised schedule and budget. The Yabulu Expansion is mechanically complete and commissioning will start ahead of delivery of feed from Ravensthorpe.
Iron Ore (Western Australia) RGP3 85% Iron Ore	1,300	Q4 CY07	20 million tpa	On schedule and budget. Engineering and procurement activities are essentially complete, with construction activities now 65% complete. Initial commissioning activities have started.
Iron Ore (Western Australia) RGP4 86.2% Iron Ore	1,850	1H CY10	26 million tpa	On schedule and budget. Engineering activities are proceeding to schedule, with some early procurement underway.
Samarco Third Pellet Plant (Brazil) 50% Iron Ore	590	1H CY08	7.6 million tpa	On schedule and budget. Total project progress 75% complete.

MINERALS EXPLORATION

BHP Billiton continued to pursue global exploration opportunities for key commodities of interest utilising both in-house capabilities and the Junior Alliance Programme.

Grassroots exploration continued on diamond targets in Angola, Canada and the Democratic Republic of Congo (DRC), on copper targets in Australia, Chile, Mongolia, the DRC and Zambia; and on nickel targets in Australia, Russia and Africa. Exploration for iron ore, coal, potash and bauxite was undertaken in a number of regions including Australia, Brazil, Canada and West Africa.

For the twelve months ended 30 June 2007, BHP Billiton spent US$410 million on minerals exploration of which US$288 million was expensed. Olympic Dam, Nickel West, Western Australia Iron Ore and Diamonds and Speciality Products (potash and diamonds exploration) accounted for much of the increase in exploration expenditure over the previous year. Capitalised exploration included US$86 million for the Olympic Dam Expansion.

PETROLEUM EXPLORATION

Exploration and appraisal wells drilled during the quarter or in the process of drilling as at 30 June 2007.
WELL	LOCATION	BHP BILLITON EQUITY	STATUS
Shenzi-6 - Side Track 1	Gulf of Mexico Green Canyon Block 610	44% BHP Billiton and operator	Hydrocarbons encountered. Temporarily plugged and abandoned.
Puma-3	Gulf of Mexico Green Canyon Block 866	29.805% BHP Billiton (BP operator)	Hydrocarbons encountered. Temporarily plugged and abandoned.
Calliance-2	Browse Basin Western Australia WA-28-R	20% BHP Billiton (Woodside operator)	Hydrocarbons encountered. Additional appraisal required. Plugged and abandoned.
Crosby West -1	Exmouth sub-basin Western Australia WA-12-R	71.43% BHP Billiton and operator	Dry hole. Plugged and abandoned.
Snarf -1	Browse Basin Western Australia WA-275-P	20% BHP Billiton (Woodside operator)	Drilling suspended. Waiting on rig to continue drilling.
Helvellyn -1	Exmouth sub-basin Western Australia WA-155-P	39.99% BHP Billiton and operator	Hydrocarbons encountered. Sub-commercial accumulation. Plugged and abandoned.
Torosa-4	Browse Basin Western Australia WA-30-R	8.33% BHP Billiton, Woodside operator	Drilling ahead.

Petroleum exploration expenditure for the twelve months ended 30 June 2007 was US$477 million. The amount expensed was US$334 million which includes US$82 million of exploration expenditure capitalised in prior years.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Samantha Evans, Media Relations
Tel: +61 3 9609 2898  Mobile: +61 400 693 915
email: Samantha.Evans@bhpbilliton.com

Jane Belcher, Investor Relations
Tel: +61 3 9609 3952 Mobile: +61 417 031 653
email: Jane.H.Belcher@bhpbilliton.com

United Kingdom
Mark Lidiard, Investor & Media Relations
Tel: +44 20 7802 4156 Mobile: +44 7769 934 942
email: Mark.Lidiard@bhpbilliton.com

Illtud Harri, Media Relations
Tel: +44 20 7802 4195 Mobile: +44 7920 237 246
email: Illtud.Harri@bhpbilliton.com

United States Tracey Whitehead, Investor Relations Tel: US +1 713 599 6100 or UK +44 20 7802 4031 Mobile: +44 7917 648 093 email: Tracey.Whitehead@bhpbilliton.com	South Africa Alison Gilbert, Investor Relations Tel SA: +27 11 376 2121 or UK: +44 20 7802 4183 Mobile: +44 7769 936 227 email: Alison.Gilbert@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 24 July 2007	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary